September 23, 2005

Mail Stop 0406

Mr. Scott C. Taylor, Secretary
Phoenix Technologies, Ltd
915 Murphy Ranch Road
Milipitas, California 95035


	RE:	Phoenix Technologies, Ltd
		Form 10-K for the Fiscal Year ended September 30, 2004
		Filed December 27, 2004
		Form 10-Q for the Fiscal Quarter ended December 31, 2004
		Filed February 9, 2005
		Form 10-Q for the Fiscal Quarter ended March 31, 2005
		Filed May 10, 2005
		Form 10-Q for the Fiscal Quarter ended June 30, 2005
		Filed August 15, 2005
		Form 8-K filed August 2, 2005
		File No: 0-17111

Dear Mr. Taylor:

	The staff has reviewed your responses of April 22, 2005 to our letter dated March 21, 2005 in which we performed a financial review of your Annual Report on Form 10-K for the year ended September 30,
2004. We have the following additional comments to your responses and your subsequent periodic filings. In our comments, we ask you to file amendments to your previous 1934 Act filings as well as to provide us with supplemental information so we may better understand your disclosures. After reviewing this information, we may or may not raise additional comments. Your response to this letter should be filed on EDGAR with the Commission no later than October 6, 2005. If you are unable to respond by this date, please contact us as soon as possible.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K filed for the period ended September 30, 2004

1. We note your response to previous comments Nos. 1-5. Please amend the required 1934 Act documents to include your proposed disclosures included in Exhibits A-1 and A-2.

2. In your response to previous comment No. 8, you indicate that for
VPA`s, you recognize revenue for units estimated to be consumed by the end of the following quarter. Tell us what authoritative accounting literature you are following in accounting for these VPA`s. Provide us with examples of your VPA`s so that we may better understand the nature and terms of these arrangements as well as your accounting.

 Form 8-K Filed August 2, 2005

3. You report in the Form 8-K dated July 28, 2005 that after reporting earnings for the third quarter of 2005 in a July 20, 2005 earnings release, you discovered that revenue relating to one software license transaction that was reported in the Company`s Tokyo, Japan office in the third quarter of fiscal 2005 would have to be reversed due to irregularities associated with the execution of the contract. Describe in detail the nature of the irregularities found, how and when they were discovered and by whom. Tell us the name of the customer involved and describe your relationship history with this customer including the contract length and amount of products and services provided. Summarize the key points of the contract and explain how revenue recognition criteria were met. Provide us with a copy of this contract.

4. Regarding the irregularities in general, it is unclear why you have not provided any discussion regarding the irregularities identified in the Form 8-K in the third quarter Form 10-Q filed for the period ended June 30, 2005. Further, your disclosures should have discussed the specific problems noted and the corrective actions being implemented. Also, the irregularities would appear to have impacted your assessment of changes in internal controls over financial reporting during the quarterly period ended June 30, 2005.


******

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Any questions should be directed to Sherri Bowen on (202)
551-
3681 or to                 Marc Thomas at (202) 551-3452. You may
also address questions to the undersigned on (202) 551-3730 as I supervised the review of your filing.


							Sincerely,



							Brad Skinner - Branch Chief










??

??

??

??

Phoenix Technologies, Ltd
September 23, 2005
Page 3


3